Bennett Environmental Inc.
Common Shares
081906109
May 31, 2002


CUSIP 081906109
1. Sprott Asset Management Inc.
   Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J2
   Canada

2. n/a

3.

4. Ontario, Canada

5. 454,509

6. 8,511

7. 454,509

8. 8,511

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Bennett Environmental Inc.
(b) Suite 200
    1130 West Pender Street
    Vancouver, British Columbia
    V6E 4A4
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 3450, South Tower
    Royal Bank Plaza
    P.O. Box 63
    Toronto, Ontario  M5J 2J2
    Canada
(c) Canadian
(d) Common Shares
(e) 081906109

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 454,509
    (ii) 8,511
    (iii) 454,509
    (iv)  8,511

Item 5
Yes, ceased to hold more than five percent of the class of securities.

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
June 10, 2002
Neal Nenadovic
Chief Financial Officer